UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

August 31, 2018

Red Fish Properties, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-3101685
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

301 Atlantic Avenue, Suite 8

Delray Beach, FL 33444

(Full mailing address of principal executive offices)

Telephone: (877) 382-7662

(Issuer’s telephone number, including area code)

You should read the following, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

Item 1.  Management’s Discussion and Analysis of Financial Condition

Results of Operations

Our total assets as of August 31, 2018 are $0 and we have a total deficit of ($36,625) since inception. Our cash balance as of August 31, 2018 is $918. We have generated no revenue against accrued expenses of $4,100 for the period ending August 31, 2018. Our cash balance is not sufficient to fund our limited level of operations for any period of time. We have been utilizing, and may continue to utilize, funds from Thomas N. Mahoney, our Chief Executive Officer, who has informally agreed to provide funds to allow us to pay for professional fees and related operating costs in the event that the Company has insufficient funds. Mr. Mahoney does not have any formal commitment, arrangement or legal obligation to advance and/or loan funds to the company.

Plan of Operation

 The Company plans to acquire undervalued assets within the mobile application and mobile gaming industries as well as the small patented technologies industry and to develop and enhance their visibility through web-based and traditional marketing in an effort to generate revenue. To identify potential acquisitions, we intend to look for assets that have not been marketed to the general public yet, have the ability to generate interest from the public, and have the potential to be monetized within a short time horizon.

Since inception, the Company has been negotiating acquisitions of mobile gaming applications. On May 20, 2017, We acquired by assignment from Red Fish Holdings, Inc. and our director Thomas N. Mahoney, the entire worldwide right, title and interest in the intellectual property known as “Dessert Crush Saga”. To date, Dessert Crush Saga is the only iOS mobile gaming application that we have in our portfolio and own.

The Company is currently working on developing its iOS mobile application and mobile gaming portfolio. This includes both evaluating opportunities for acquisitions as well as developing mobile applications “In house.”  The Company is seeking outside talent to further develop the flagship asset, a free-to-play mobile interactive match-three puzzle game called Dessert Crush Saga, with the focus on obtaining a sizeable user base and establishing user-based traction.

For The Six Months Ended August 31, 2018 and 2017

Revenue: We had no revenues during the six months ended August 31, 2018 and August 31, 2017 or since our inception February 28, 2017.

Operating Expenses: Operating expenses for the six months ended August 31, 2018 were $10,578 as compared to $3,735 for the six months ended August 31, 2017. The variance is due to an increase in professional fees for the six months ended August 31, 2018.

Net Loss: Net loss for the six months ended August 31, 2018 was ($10,578) as compared to ($3,735) for the six months ended August 31, 2017 which was comprised primarily of professional fees and general operating expenses. The variance is due to an increase in general operating expenses for the period ending August 31, 2018.

Liquidity and Capital Resources

We have no known demands or commitments and are not aware of any events or uncertainties as of August 31, 2018 that will result in or that are reasonably likely to materially increase or decrease our current liquidity. We had no material commitments for capital expenditures as of August 31, 2018 and February 28, 2018. We had cash of $924 and $4,286 and no other assets at August 31, 2018 and February 28, 2018, respectively. We had current liabilities of $11,730 and $6,100 at August 31, 2018 and February 28, 2018, respectively.

Since its inception, the Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and staff and raising capital. Accordingly, the Company is considered to be in the development stage. The Company has generated no revenues from operations and our cash balance is $0 and therefore lacks meaningful capital reserves. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Our capital needs have been met by our Chief Executive Officer, Thomas N. Mahoney. We will have additional capital requirements during 2019. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future. Should our sole officer and or director be unwilling to provide us funds, we may have to seek other sources of financing, scale back operations, liquidate our assets, and or even cease operations entirely.

We are attempting to raise funds to proceed with our plan of operation. In order to sustain our operations for the next twelve-month period, we require a minimum of $50,000.

While we have no revenues as of the date of filing, no revenues are anticipated until we find a source of funding from other than our Chief Executive Officer so we may implement our full plan of operations. We must raise cash to implement our strategy to grow and expand per our business plan. The amount of funds raised from the registered stock offering was insufficient to allow us to operate for at least one year and have the capital resources required to cover the material costs with becoming a publicly reporting. The company anticipates over the next 12 months the cost of being a reporting public company will be approximately $25,000.

We are totally dependent upon our Chief Executive Officer to fund our expenses. Therefore, the failure thereof would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. However, if such financing were available, because we are a development stage company with no operations to date, we would likely have to pay additional costs associated with high risk loans and be subject to an above market interest rate. At such time these funds are required, management would evaluate the terms of such debt financing. If the Company cannot raise additional proceeds via a registered stock offering, private placement of its equity or debt securities, or secure a loan, the Company would be required to cease business operations. As a result, investors would lose all of their investment.

Additionally, the Company will have to meet all the financial disclosure and limited reporting obligations imposed by Rule 257(b) of Regulation A associated with being a publicly reporting company. The Company’s management will have to spend additional time on policies and procedures to make sure it is compliant with various regulatory requirements of the Rule.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of August 31, 2018.

The Company’s stock based compensation was $0 for the six months ended August 31, 2018. As of February 28, 2017, (date of inception), our chief executive officer Mr. Mahoney was issued 25,000,000 shares valued at $2,500 based on a par value of $.0001 per share for developing the Company’s business plan.

Item 2.  Other Information

None.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF RED FISH PROPERTIES, Inc.

Balance Sheets as of August 31, 2018 (Unaudited) and as of February 28, 2018 (Audited).	4

Statement of Operation for the Six Months Ended August 31, 2018 and 2017.	5

Statement of Cash Flows for the Six Months Ended August 31, 2018 and 2017.	6

Notes to Unaudited Financial Statements	7 to 12

Red Fish Properties, Inc.

Balance Sheets

	August 31, 2018 (Unaudited)	February 28, 2018 (Audited)

ASSETS
Cash	$924	$4,286

TOTAL ASSETS	$924	$4,286

LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities

Loan from related party	$7,630	$-
Accrued expenses	4,100	6,100
Total Current Liabilities	11,730	6,100
TOTAL LIABILITIES	11,730	6,100

Stockholders’ Equity (Deficit)
Preferred stock ($.0001 par value, 20,000,000 shares authorized; none issued and outstanding as of August 31, 2018 and February 28, 2018)	-	-

Common stock ($.0001 par value, 100,000,000 shares authorized, 25,032,425 and 25,024,500 shares issued and outstanding as of August 31, 2018 and February 28, 2018, respectively)	8,985	7,400
Additional paid-in capital	16,833	16,833
Accumulated deficit	(36,625)	(26,047)
Total Stockholders’ Equity (Deficit)	(10,807)	(1,814)

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)	$924	$4,286

The accompanying notes are an integral part of these financial statements.

Red Fish Properties, Inc.

Statements of Operations

(Unaudited)

	For the Six Months Ended August 31, 2018	For the Six Months Ended August 31, 2017
Operating Expenses
General and Administrative Expenses	10,578	3,735
Total Operating Expenses	10,578	3,735
Net Loss	$(10,578)	$(3,735)
Basic and Diluted Net Loss Per Common Share	$(0.00)	$(0.00)
Weighted average number of common shares outstanding- Basic and Diluted	$25,001,777	$25,000,000

The accompanying notes to the financial statements are an integral part of these financial statements.

Statements of Cash Flows

(Unaudited)

	For the Six Months Ended August 31, 2018	For the Six Months Ended August 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(10,578)	$(3,735)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:

Changes in current assets and liabilities:
Contributed capital	-	15,635
Loan from related party	7,630	-
Accrued expenses	(2,000)	(11,900)
Net cash provided by (used in) operating activities	(4,948)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	$1,585	$-
Net cash provided by financing activities	$1,585	$-

Net decrease in cash and cash equivalents	$(3,363)	$-
Cash and cash equivalents at beginning of period	4,286	-
Cash and cash equivalents at end of period	$924	$-
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

The accompanying notes to the financial statements are an integral part of these financial statements.

Red Fish Properties, Inc.

Notes to the unaudited financial statements for the six months ended August 31, 2018

(UNAUDITED)

Note 1 – Organization and Description of Business

Red Fish Properties, Inc., a Delaware corporation (“the Company”) was incorporated under the laws of the State of Delaware on February 28, 2017 with the name Red Fish Properties, Inc. The Company is in its developmental stage and will be principally involved in the business of locating, acquiring and turning around undervalued assets within the mobile gaming and patented small technologies sector. To identify potential acquisitions, we intend to look for assets that have not been marketed to the general public yet, have the ability to generate interest from the public, and have the potential to be monetized within a short time horizon. As of August 31, 2018 the Company had not yet commenced operations.

 The Company has elected February 28th as its fiscal year end.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at August 31, 2018 and February 28, 2018 were $924 and $4,286, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at August 31, 2018 or February 28, 2018.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of August 31, 2018 or February 28, 2018 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2018 and February 28, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of August 31, 2018.

The Company’s stock based compensation for the periods ended August 31, 2018 and February 28, 2018 were $0 and $0, respectively.

Recently Issued Accounting Pronouncements

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company.

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

Note 3 – Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management's plan will be successful.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Note 4 – Accrued Expenses

Accrued expenses totaled $4,100 as of August 31, 2018 and $6,100 as of February 28, 2018 and consisted primarily of professional fees.

Note 5 – Income Taxes

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. As of August 31, 2018, the Company has incurred a net loss of approximately $10,578 which resulted in an accumulated net operating loss of $34,125 for income tax purposes. NOLs begin expiring in 2037. The loss results in a deferred tax asset of approximately $7,166 at the effective statutory rate of 21%. The deferred tax asset has been off-set by an equal valuation allowance.

Note 6 – Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of August 31, 2018 and February 28, 2018.

Note 7 – Shareholder Equity

Preferred Stock

The authorized preferred stock of the Company consists of 20,000,000 shares with a par value of $0.0001. The Company had no shares of preferred stock issued and outstanding as of August 31, 2018 and February 28, 2018.

Common Stock

The authorized common stock of the Company consists of 100,000,000 shares with a par value of $0.0001. There were 25,032,425 and 25,024,500 shares of common stock issued and outstanding as of August 31, 2018 and February 28, 2018, respectively.

During the period ended August 31, 2018, 7,925 shares of common stock were sold to seventeen shareholders for proceeds of $1,585.

During the period ended February 28, 2018, 24,500 shares of common stock were sold to ten shareholders for proceeds of $4,900.

On February 28, 2017 the Company issued 25,000,000 shares of restricted common stock at par value ($.0001) to our sole officer and director, Mr. Thomas Mahoney, in exchange for the development of the business plan for the Company.

The Company did not have any potentially dilutive instruments as of August 31, 2018 and February 28, 2018 and, thus, anti-dilution issues are not applicable.

Note 8 – Related-Party Transactions

Equity

On February 28, 2017 the Company issued 25,000,000 shares of restricted common stock at par value ($.0001) to our sole officer and director, Mr. Thomas Mahoney, in exchange for the development of the business plan for the Company.

Additional paid-in capital

During the period ended August 31, 2018 our related party, Green Arrow Consulting, LLC, a company controlled by our sole director, loaned cash to the Company totaling $1,600 and paid professional fees expenses on behalf of the Company totaling $6,030. These transfers and payments are considered loans to the Company. These loans are non-interest-bearing, unsecured and payable on demand.

During the year ended February 28, 2018 our related party, Green Arrow Consulting, LLC, a company controlled by our sole director paid expenses on behalf of the company totaling $16,735. These expenses are considered contributions to the Company and consisted of professional fees.

During the period ended February 28, 2017 Green Arrow Consulting, LLC, paid expenses on behalf of the Company totaling $98. These expenses are considered contributions to the Company and consisted of incorporation fees.

Note 9 – Subsequent Events

On September 13, 2018, (the "Effective Time), Thomas Mahoney, sole director of Red Fish Properties, Inc., (the "Company") cancelled 24,750,000 shares of the Company's common stock held by Mr. Mahoney. Immediately following the cancellation of Mr. Mahoney's shares, the Company effected an 80 for 1 forward stock split of the Company's issued and outstanding shares of common stock that occurred automatically and without any action of the part of the holders thereof which was approved by Mr. Mahoney as sole board director and the holders of a majority of the Company's outstanding common stock on September 13, 2018. Fractional shares resulting from the Stock Split were rounded up to the next whole number. The authorized number of shares, and par value per share, of common stock amount shall not be affected by the Stock Split.

 Item 4.  Exhibits

Exhibit No.	Description

1A-2A	Certificate of Incorporation, as filed with the Delaware Secretary of State on February 28, 2017*
1A-2B	By-laws *

 *Filed as an exhibit to our Offering Statement (1-A) on May 30, 2017.

SIGNATURES

 Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Fish Properties, Inc.

Date:	December 31, 2018	By:	/s/ Thomas N. Mahoney
Thomas N. Mahoney, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas N. Mahoney	Chief Executive Officer	December 31, 2018
Thomas N. Mahoney	(Principal Executive Officer)

/s/ Thomas N. Mahoney	Chief Financial Officer	December 31, 2018
Thomas N. Mahoney	(Principal Financial Officer)